SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of January 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F  X     Form 40-F
                                 ---              ---


           (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes            No  X
                                  ---           ---


           (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                           Genesys Conferencing Logo


FOR IMMEDIATE RELEASE
WEDNESDAY, JANUARY 9, 2002


       Genesys Conferencing and Spracht Form Strategic Alliance to Provide
                         Complete Conferencing Solution

  Genesys Meeting Center and Spracht Voice Center(TM) Conference Phone Offers
                   Value-Packed Solution for Small Businesses


Bedford, Mass. and Montpellier, France - January 9, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, and Spracht, the provider of consumer products to help people connect, today announced a strategic marketing partnership that brings Genesys Conferencing's collaboration services and the Spracht Voice Center(TM) conference phone to small and medium-sized businesses in one convenient package.

Beginning in January 2002, Spracht will be bundling free access to Genesys Meeting Center, the first fully integrated audio and web conferencing platform accessible on demand through the Internet, with the purchase of its Voice Center conference phone.

Genesys Meeting Center combines the simplicity of the telephone with the impact of the Internet, turning the PC into a universal communications tool. The result is a robust, intuitive web interface that gives users access to a virtual conference room, 24x7.

An in-box coupon from Genesys Conferencing is included with each Voice Center conference phone. Initially, Genesys will make this coupon offer available in the boxes of 10,000 phones, as part of this strategic alliance.

The Spracht Voice Center conference phone features full-duplex operation to ensure smooth two-way communication. The bundle ensures customers the most complete solution at one-fifth the cost of other solutions on the market.

"This alliance with Spracht provides an exciting entry into retail distribution for Genesys Conferencing," said Gerard McEleney, vice president, wholesale services for Genesys Conferencing. "The Voice Center conference phone combined with Genesys Meeting Center service makes integrated audio and web conferencing an affordable reality for small businesses and enables us to continue expanding our reach into new audiences that can benefit from our services."

"Spracht is committed to providing users with affordable communication options and giving our retail partners valuable solutions that their customers can get excited about," said Rich Slevin, president of Spracht. "We're thrilled to be able to provide such an attractive bundle through our partnership with Genesys Conferencing, and to bring full-featured, conferencing and collaboration to such a broad range of customers."


Genesys Meeting Center

Genesys Meeting Center is fully automated and doesn't require a reservation. It is therefore suitable for smaller meetings of a more collaborative style. Typical business applications include sales meetings, marketing seminars, on-line product launches and channel communications.

With Genesys Meeting Center, users have direct access to a full range of cutting-edge services and can manage all aspects of a meeting through a single platform and intuitive interface. Genesys Meeting Center also offers streaming capabilities to reach a wider audience through the web, and archiving functionalities to record the complete meeting for later, on-demand playback. For only $39.95 a month (15 seats, unlimited usage), Genesys Meeting offers the only integrated audio and web conferencing platform available.

About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com

About Spracht

Spracht is dedicated to bringing small businesses and consumers high-quality, affordable voice and video communications -- products to help people connect. With its roots in computer peripherals and consumer electronics, Spracht offers solutions that have previously been cost prohibitive. As the retail brand and sales and marketing arm of ODI, Spracht leverages the technology, expertise, and manufacturing resources of ODI to impact the way businesses and individuals communicate.

Since its founding in 1993, ODI has been committed to bringing new technology products to market quickly and cost-effectively. As an OEM leader, ODI helps companies take their product ideas from concept to reality, designing and developing technology products to be sold under other brands, such as Connectix QuickCam(TM) cameras, ClearVox noise-canceling headsets, and Kensington PC video cameras and digital displays.

Spracht is headquartered in Mountain View, California, in the heart of Silicon Valley, and also has offices in Asia. For more information visit www.spracht.com.

Spracht(TM) and Voice Center(TM) are trademarks of Spracht, and ODI business. All other trademarks are the property of their respective owner

Contacts:

Paul Joyal
Genesys Conferencing
+1 781-761-6231
paul.joyal@genesys.com

Eric Boyd
Spracht
+ 1 510-507-3881
pr@spracht.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 10, 2002

                                         GENESYS SA


                                          By: /s/ Marie Capela
                                              ----------------------------
                                              Name:  Marie Capela
                                              Title: Group Legal Counsel